June 21, 2011

Filed via EDGAR and

Delivered via Facsimile (703) 813-6986

Ms. Sharon Virga	Ms. Ivette Leon
Senior Staff Accountant	Assistant Chief Accountant
Securities and Exchange Commission	Securities and Exchange Commission
Division of Corporation Finance	Division of Corporation Finance
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549	Washington, D.C. 20549

Re:          TeamStaff, Inc.

Form 10-K for the fiscal year ended September 30, 2010

Filed February 14, 2011

Forms 10-Q for the quarters ended December 31, 2010 and March 31, 2011

File No. 0-18492

Confidential Treatment of Certain Portions of this Letter is

Requested by TeamStaff, Inc. pursuant to 17 C.F.R. 200.83

Dear Ms Virga and Ms. Leon:

We are counsel to TeamStaff, Inc. (“TeamStaff” or the “Company”) and are in receipt of your letter dated June 6, 2011 concerning comments to the above-referenced filings of the Company. This letter sets forth the Company’s responses to the Staff”s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response. Please note that in the event you have any questions regarding the Company’s request for confidential treatment under Rule 83, please contact  the Company’s Chief Financial Officer, Mr. John E. Kahn or the Company’s counsel, Michael A. Goldstein, Esq.

The Company’s responses are as follows:

Form 10-K for the Year Ended September 30, 2010

General

Comment 1.          Please expand your disclosure in future filings to include the responses in your letter, as applicable.

Response

The Company will expand its disclosures in future filings to include the responses in its letter, as applicable.

Critical accounting policies

Goodwill and Intangible assets, page 30

Comment 2.          We note your response to comment five from our letter dated March 31, 2011.  To help us better understand your response please provide us with your calculations for (d) 1,2 and 3  Specifically tell us the terminal value that you calculated; the differences between cash flows and taxable income; and the difference between consolidated results and TeamStaff GS.

Rule 83 Confidential Treatment Request by

TeamStaff, Inc.  No.  TSI — 0001

Response

In response to this Comment, the Company has attached the requested information as Appendix A to this letter and pursuant to Rule 83, respectfully requests that this information be afforded confidential treatment in view of the competitive and market sensitive nature of this information.

Notes to Consolidated Financial Statements

(10)  Commitments and Contingencies

Potential Contractual Billing Adjustments, page F-21

Comment 3.          We note your response to comment seven from our letter dated March 31, 2011.  Please tell us in detail about the status of your current discussions and collection efforts with the DVA.  Please tell us how your correspondence with the DOL which is not the contracting entity and collection efforts which are still unknown to us provide you with the necessary assurance to recognize this revenue.

Response

The Company recognized revenues for certain amounts in excess of contractual rates pursuant to SAB Topic 13.A.1. The Company believes that the criteria required under SAB Topic 13.A.1 for revenue recognition were achieved in that, among other things, the amounts recognized were fixed and determinable and were based on wage determinations issued by the

U.S. Department of Labor (“DOL”) pursuant to its authority under the McNamara-O’Hara Service Contract Act of 1965, as amended (the “Service Contract Act” or “SCA”).  The Company believes that the wage determinations issued by the DOL are applicable to the Company’s service contracts as the SCA applies to every contract entered into by the United States or the District of Columbia, the principal purpose of which is to furnish services to the United States through the use of service employees.  [See 41 U.S.C. § 351 et seq.]  More specifically, the SCA requires contractors and subcontractors performing services on covered federal or District of Columbia contracts in excess of $2,500 to pay service employees in various classes no less than the monetary wage rates and to furnish fringe benefits found prevailing in the locality. The compensation requirements of the SCA are administered by the DOL’s Wage and Hour Division, which issues wage determinations. [See 29 C.F.R. Parts 4 and 6].  Based on the foregoing authorities and the Company’s evaluation of the other factors set out in SAB Topic 13.A.1, the Company determined that it was appropriate to recognize the revenues associated with the contractual billing adjustments that were calculated directly based upon additional wages required under the SCA to be paid, as conveyed to the Company by the DOL. Further, the Company notes that the revenue concerned was recognized in fiscal 2008, at which time the DVA made payment in full in respect of a number of their locations, based on the wage amounts calculated by the DOL. The Company has no indication of any items that would preclude final approval for release of payment of all wages and associated charges related to the services acknowledged as having been provided at the other locations. The Company continues to work collaboratively with the DVA to bring this item to resolution. In that regard, the Company’s understanding is that the DVA is in the process of finalizing the steps needed for satisfying the remaining outstanding balance, which it is anticipated will be received in fiscal 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Payroll Taxes, page 27

Comment 4.          Please expand your disclosure here and in the notes to the financial statements for to ensure you quantify all interest and penalties being sought from you.  In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of the amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation regarding why this is not possible.  Please refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Response

To address your comment, the Company intends to expand its disclosure in Management’s Discussion and Analysis and the notes to the financial statements in its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, in a manner consistent with the Company’s response to this comment, including expanding its disclosure to clarify that it has accrued for all estimated liabilities, including interest and penalties and, for the reasons stated below, is currently unable to provide an estimate of possible additional liabilities.  The Company’s proposed revised disclosure is as follows:

“As described in greater detail in the notes to the consolidated financial statements, TeamStaff had received notices from IRS claiming taxes, interest and penalties due related to payroll taxes predominantly from its former PEO operations which were sold in fiscal 2003. TeamStaff has also received notices from the IRS reporting overpayments of taxes. Management believes that these notices are predominantly the result of misapplication of payroll tax payments between its legal entities. To date, TeamStaff has been working with the IRS to resolve these discrepancies and has had certain interest and penalty claims abated. TeamStaff has also received notices from the Social Security Administration claiming variances in wage reporting compared to IRS transcripts. TeamStaff believes the notices from the Social Security Administration are directly related to the IRS notices received. TeamStaff believes that after the IRS applies all the funds correctly, any significant interest and penalties may be abated; however, there can be no assurance that each of these matters will be resolved favorably. In settling various years for specific subsidiaries with the IRS, the Company has received refunds for those specific periods; however, as the process of settling and concluding on other periods and subsidiaries is not yet completed and the potential exists for related penalties and interest, the remaining liability ($1.2 million at March 31, 2011(1)) has been recorded in accounts payable and includes estimated penalties and interest currently sought by the IRS totaling approximately $400,000.

The Company believes it has accrued for the entire estimated remaining liability, inclusive of interest and penalties through the date of the financial statements. The Company will incur additional interest and may incur possible additional penalties through the future date that this obligation is settled, however, it is not currently possible to estimate what, if any, additional amount(s) may be claimed in future, given the uncertain timing and nature of any future settlement negotiations. In fiscal 2009, the Company paid $1.1 million, related to this matter. No payments were made in fiscal 2010 and through the date of this report. Management believes that the ultimate resolution of these remaining payroll tax matters will not have a significant adverse effect on its financial position or future results of operations. The Company’s intention is that it will in due course seek to negotiate a mutually satisfactory payment plan with the IRS, but there is no assurance that it would be successful in doing so and the Company’s future cash flows and liquidity could therefore be materially affected by this matter.”

(1)  The parenthetical information reflects the Company’s accrual for this liability as of March 31, 2011. The Company will include a current accrual in its subsequently filed reports on Form 10-Q and 10-K.

General

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

		By:	/s/ Michael A. Goldstein
Michael A. Goldstein

cc:	Z. Parker (TeamStaff)
J. Kahn (TeamStaff)

*** APPENDIX A — CONFIDENTIAL TREATMENT REQUESTED(2) ***

Rule 83 Confidential Treatment Request by

TeamStaff, Inc.  No.  TSI — 0001

[***]

(2)  The Company requests that the information shown as underlined text contained in Confidential Treatment Request No. TSI — 0001 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.